SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For: January 23, 2015

BONSO ELECTRONICS INTERNATIONAL INC.
(Exact name of Registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Unit 1404, 14/F, Cheuk Nang Centre,
9 Hillwood Road, Tsimshatsui
Kowloon, Hong Kong
(Address of principal executive offices)

Albert So, Chief Financial Officer and Secretary
Tel: (852) 2605-5822    Fax: (852) 2691-1724
Email: albert@bonso.com
Unit 1404, 14/F, Cheuk Nang Centre,
9 Hillwood Road, Tsimshatsui
Kowloon, Hong Kong
 (Name, Telephone, email and/or fax number and address of Company Contact Person)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X                       Form 40-F ____

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____                                    No       X

TABLE OF CONTENTS
REPORT FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2014 ON FORM 6-K

Consolidated Balance Sheets
(Expressed in United States Dollars)

	September 30	March 31
	2014	2014
	$ in thousands	$ in thousands
	(unaudited)	(Audited)
Assets

Current assets
Cash and cash equivalents	305	116
Fixed deposits maturing over three months	1,049	1,049
Trade receivables, net	3,163	2,480
Inventories	5,810	7,545
Income tax recoverable	2,162	1,739
Other receivables, deposits and prepayments	1,387	1,782
Receivable from affiliated party	-	166

Total current assets	13,876	14,877

Investment in life settlement contracts	131	131
Other intangible assets	4,253	4,387
Other deposits - non current assets	293	293
Property, plant and equipment, net	11,121	12,452

Total assets	29,674	32,140

Liabilities and stockholders’ equity

Current liabilities
Bank overdrafts - secured	-	630
Notes payable	2,156	2,527
Accounts payable	8,412	10,413
Accrued charges and deposits	1,455	2,597
Income tax liabilities	7	7
Short-term bank loans	2,911	2,320
Payable to affiliated party	-	10
Current portion of long-term debt and capital lease obligations	22	23
Financial instruments at fair value	119	119

Total current liabilities	15,082	18,646

Long-term bank loans	2,180	-
Financial instruments at fair value - non current portion	208	208
Capital lease obligations, net of current portion	58	69
Income tax liabilities	2,595	2,595

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: Sep 30, 2014 and Mar 31, 2014 - 5,577,639, outstanding shares: Sep 30, 2014 and Mar 31, 2014 – 5,246,903 shares	17	17
Additional paid-in capital	21,765	21,765
Treasury stock at cost: Sep 30, 2014 and Mar 31, 2014 - 330,736 shares	(1,462)	(1,462)
Accumulated deficit	(12,979)	(12,809)
Accumulated other comprehensive income	2,210	3,111

	9,551	10,622

Total liabilities and stockholders’ equity	29,674	32,140

Consolidated Statements of Operations and Comprehensive Loss
(Expressed in United States Dollars)

	Six months ended September 30, 2014	Six months ended September 30, 2013
	$ in thousands	$ in thousands
	(unaudited)	(unaudited)

Net sales	14,579	15,374
Cost of sales	(12,243)	(12,464)

Gross profit	2,336	2,910

Selling expenses	(498)	(190)
Salaries and related costs	(1,197)	(1,477)
Research and development expenses	(201)	(204)
Administration and general expenses	(1,131)	(1,147)
Other income	616	16

Loss from operations	(75)	(92)
Interest income	1	1
Interest expenses	(74)	(43)
Foreign exchange loss	(22)	(222)

Net loss	(170)	(356)

Other comprehensive loss, net of tax:
Foreign currency translation adjustments, net of tax	(901)	(349)

Comprehensive loss	(1,071)	(705)

Loss per share

Weighted average number of shares outstanding	5,246,903	5,246,903

Loss per share ( in U.S.Dollars per share)
- basic and diluted	(0.03)	(0.07)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, health care products and pet electronics products.

During the six-month period ended September 30, 2014, our net sales decreased approximately $0.8 million, or 5.2% as compared to the six-month period ended September 30, 2013.  The primary reason for the decrease in net sales was the decreased demand for our products during the period.  As a result, during the six-month period ended September 30, 2014, we recognized net loss of approximately $170,000 as compared to a net loss of approximately $356,000 during the six-month period ended September 30, 2013.

In our last Form 20-F we advised that in seeking to return to profitability, we had analysed our product mix and concluded that we were most likely to return to profitability if we eliminated the production and sale of lower margin products that require the employment of larger numbers of workers and the commitment of substantial resources to carry or stock raw materials and components inventory. We had discussions with our largest customers for these lower margin electronic scale products at that time and advised that without substantial price increases, we would not be in position to continue manufacturing these products. The customers did not agree to the price increases that we requested, and began shifting this lower margin business to alternative suppliers. As a result, we believe that revenue will further decrease in the future, and our profit margins will improve.  Also, we believe that the Company will achieve higher return from investment in the future as a result of this strategic decision together with the extra rental income generated from the Shenzhen factory.

On January 23, 2015, the Company issued a press release disclosing its results of operations for the six-month period ended September 30, 2014.  A copy of this press release is attached to this Form 6-K as exhibit 99.1.

Results of Operations

Six-Month Period Ended September 30, 2014 Compared to the Six-Month Period Ended September 30, 2013

Net Sales.  During the six-month period ended September 30, 2014, our sales decreased 5.2% or approximately $795,000 from approximately $15,374,000 for the six-month period ended September 30, 2013 to approximately $14,579,000. The decreased sales were primarily the result of a decrease in demand for our products during the period, and the implementation of our strategy of eliminating lower margin products from our product mix.

Cost of Sales.  During the six-month period ended September 30, 2014, cost of sales decreased to approximately $12,243,000 from approximately $12,464,000 during the six-month period ended September 30, 2013, a decrease of approximately $221,000 or 1.8%.  As a percentage of sales, the cost of sales increased from 81.1% to 84.0%. Cost of sales increased primarily because of an increase in costs for subcontracting work to third parties and an increase in domestic shipping costs. This was also part of our strategic plan to improve the Company’s overall profitability and reduce the risk and exposure associated with carrying a larger work force.

Gross Margin. As a result, gross margin as a percentage of revenue decreased to 16.0% during the six-month period ended September 30, 2014 as compared to 18.9% during the same period in the prior year.

Selling Expenses.  Selling expenses increased by 162.1% or approximately $308,000 from approximately $190,000 for the six-month period ended September 30, 2013 to approximately $498,000 for the six-month period ended September 30, 2014. The increase was primarily the result of increased shipping cost due to more air shipments arranged during the six-month period ended September 30, 2014, compared to the same period in the prior year.

Salaries And Related Costs.  Salaries and related costs decreased by 19.0% or approximately $280,000 from approximately $1,477,000 for the six-month period ended September 30, 2013 to approximately $1,197,000 for the six-month period ended September 30, 2014. This decrease was a result of the reduction in total staff after the transfer of all production process to the new factory at Xinxing, PRC.

Research And Development Expenses.  Research and development expenses decreased by 1.5% or approximately $3,000 from approximately $204,000 for the six-month period ended September 30, 2013 to approximately $201,000 for the six-month period ended September 30, 2014. As a percentage of sales, research and development expenses increased from 1.3% to 1.4%.

Administration And General Expenses.  Administration and general expenses decreased by 1.4% or approximately $16,000 from approximately $1,147,000 for the six-month period ended September 30, 2013 to approximately $1,131,000 for the six-month period ended September 30, 2014. As a percentage of sales, administration and general expenses increased from 7.5% to 7.8%, which is consistent with our overall strategy to eliminate the lower margin products from our product mix.

Other Income.  Other income increased approximately $600,000 from approximately $16,000 for the six-month period ended September 30, 2013 to approximately $616,000 for the six-month period ended September 30, 2014. The increase was primarily the result of the rental income generated from the lease of the factory at Shenzhen, PRC.

Loss From Operations.  As a result of the above changes, loss from operations was approximately $75,000 for the six-month period ended September 30, 2014, compared to a loss from operations of approximately $92,000 for the six-month period ended September 30, 2013, a decrease of approximately $17,000.

Interest Income. Interest income remained at approximately $1,000 for the six-month period ended September 30, 2014 and for the six-month period ended September 30, 2013.

Interest Expenses.  Interest expenses increased 72.1%, or approximately $31,000 from approximately $43,000 for the six-month period ended September 30, 2013 to approximately $74,000 for the six-month period ended September 30, 2014. The increase of interest expenses was the result of the increased utilization of the Company’s banking facilities.

Foreign Exchange Loss.  Foreign exchange loss decreased 90.1% or approximately $200,000 from a loss of approximately $222,000 for the six-month period ended September 30, 2013 to a loss of approximately $22,000 for the six-month period ended September 30, 2014. The decreased was primarily attributable to the decrease in appreciation rate of the Chinese Yuan against the United States Dollar during the six-month period ended September 30, 2014.

Net Loss.  As a result of the above changes, net loss decreased from approximately $356,000 for the six-month period ended September 30, 2013 to a net loss of approximately $170,000 for the six-month period ended September 30, 2014, a decrease in net loss of approximately $186,000.

Foreign Currency Translation Adjustments, Net of Tax.  Foreign currency translation adjustments, net of tax increased from a loss of approximately $349,000 for the six-month period ended September 30, 2013 to a loss of approximately $901,000 for the six-month period ended September 30, 2014, an increase of approximately $552,000.  The loss was primarily attributable to balance sheet revaluation as a result of the appreciation of the Chinese Yuan against the United States Dollar during the six-month period ended September 30, 2014.

Comprehensive Loss.  As a result of the factors described above, comprehensive loss increased from approximately $705,000 for the six-month period ended September 30, 2013, to a loss of approximately $1,071,000 for the six-month period ended September 30, 2014, an increase of approximately $366,000.

Liquidity and Capital Resources

We have financed our growth and cash needs to date primarily from internally generated funds and bank debt.  We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity.  Our primary uses of cash have been to fund operations, expansions and upgrades of our manufacturing facilities.

As of September 30, 2014 we had approximately $305,000 in cash and cash equivalents as compared to approximately $116,000 as of March 31, 2014.  Our working capital position improved, during the six months ended September 30, 2014, although it remained negative. At September 30, 2014 working capital was negative $1,206,000 compared to negative $3,769,000 at March 31, 2014. We believe that the improvement was the result of decreased capital expenditure in construction and leasehold improvement for the Xinxing factory, during the six-month period ended September 30, 2014.

We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for the foreseeable future.

Stock Repurchase Program

On September 19, 2007, the Company's Board of Directors authorized a new program (the “New Share Repurchase Program”) for the Company to repurchase up to $1,500,000 of its common stock. The New Share Repurchase Program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time.  During the six-month periods ended September 30, 2013 and 2014, the Company has not purchased any shares of its common stock under the New Share Repurchase Program and the Company may, from time to time, repurchase shares of its Common Stock under this program.  The Company had previously authorized a program for the Company to repurchase up to $1,500,000 of its common stock and under this plan, had purchased 330,736 shares valued at $1,462,325.  This authorization to repurchase shares under the New Share Repurchase Program increased the aggregate amount available for repurchase under the New Share Repurchase Program and the previous program to $1,537,675.

Exhibits

99.1             Press Release disclosing Results of Operations dated January 23, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC. (Registrant)
Date: January 23, 2015
	By:	Albert So
Albert So, Chief Financial Officer and Secretary